UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Index

1.	Summary of 2026 1H Business Report

2.	Exhibit 99.1 Woori Financial Group Review Report for 2026 1H (Consolidated)

3.	Exhibit 99.2 Woori Financial Group Review Report for 2026 1H (Separate)

Summary of 2026 First Half Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History (Recent 5 years)

January 7, 2022	Officially launched the NPL investment company Woori Financial F&I Inc.

January 13, 2022	Joined the global environment initiative Taskforce on Nature-related Financial Disclosures (TNFD)

February 4, 2022	Recognized as an ‘Industry Mover’ in a sustainability assessment by S&P Global for 2022

February 10, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.2% stake in the Company (reducing the KDIC’s stake in the Company from 5.8% to 3.6%)

May 11, 2022	Became the first company in the world to join the launch of the ‘Business for Land (B4L) Initiative’ for the protection of sustainable forests and the recovery of land degradation

May 18, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.3% stake in the Company (reducing the KDIC’s stake in the Company from 3.6% to 1.3%)

June 19, 2022	Held the inaugural meeting of Woori Financial Future Foundation

August 22, 2022	Joined the ‘Partnership for Biodiversity Accounting Financials(PBAF)’ as the first Asian company

November 7, 2022	Held the global conference ‘Sustainable Finance for a Better World’

December 14, 2022	Signatory of Statement from the Financial Sector at the Conference of the Parties to the ‘UN Convention on Biological Diversity(UN CBD)’

December 29, 2022	Received ‘AA’ rating from MSCI ESG Research for 2 consecutive years

January 16, 2023	Completed the establishment of the ‘WON Synergy’ system to create effective synergy within group companies

January 26, 2023	Became the first financial company in Korea to join the ‘Finance Leadership Group on Plastics’ hosted by ‘UN Environment Programme Finance Initiative (UNEP FI)’

February 27, 2023	Entered into a stock purchase agreement to acquire Daol Investment (52% ownership)

March 23, 2023	Daol Investment, re-named Woori Venture Partners, incorporated as a subsidiary into Woori Financial Holdings

March 24, 2023	Jong-Yong Yim appointed as the 9th chairman of the Company (4th annual general meeting of shareholders of the Company)

April 21, 2023	Resolved to repurchase and cancel treasury shares, a first-time since the transition to a holding company

June 1, 2023	Entered into a comprehensive stock exchange agreement with Woori Investment Bank and Woori Venture Partners

August 8, 2023	Woori Investment Bank and Woori Venture Partners to each become a wholly-owned subsidiary of the Company

August 24, 2023	Group Carbon Emission Reduction Target validated by SBTi (Science Based Targets initiative)

October 5, 2023	Entered into a memorandum of understanding with the Korea Deposit Insurance Corporation to purchase its remaining stake in the Company (1.2%)

December 22, 2023	A capital increase of KRW 500 billion conducted by Woori Investment Bank (to enhance competitiveness)

December 26, 2023	Obtained an ‘AAA’ rating from MSCI ESG assessment

March 13, 2024	Resolved to acquire and cancel the remaining shares owned by the Korea Deposit Insurance Corporation

August 1, 2024	Established Woori Investment Securities Co., Ltd. as a new direct subsidiary

August 28, 2024	Entered into share purchase agreements to acquire Tongyang Life Insurance and ABL Life Insurance

September 24, 2024	Included in the ‘KRX Korea Value-up Index’

November 28, 2024	Launched the new universal banking mobile application NEW ‘Woori WON Banking’

December 17, 2024	Included in the Dow Jones Sustainability Indexes (DJSI) World Index

March 26, 2025	Established the Ethics and Internal Controls Committee under the Board of Directors

July 1, 2025	Incorporated Tongyang Life Insurance and ABL Life Insurance as subsidiaries of the Company

July 31, 2025	Integrated Woori Asset Trust Co., Ltd. as a wholly-owned subsidiary of the Company

October 13, 2025	Held the ‘Woori Financial Together Festa’ customer appreciation festival, which was the first integrated promotion in the financial industry

December 18, 2025	Received the Minister of Science and ICT Award in the excellence in adoption category at the ‘2025 Cloud Industry Awards’

January 26, 2026	Launched the first integrated bank and securities wealth management branch

March 13, 2026	Integrated Woori Investment Securities Co., Ltd. as a wholly-owned subsidiary of the Company

May 4, 2026	A capital increase of KRW 1 trillion conducted by Woori Investment Securities (to enhance competitiveness)

August 11, 2026	Integrated TONGYANG Life Insurance Co., Ltd. (“Tongyang Life Insurance”) as a wholly-owned subsidiary of the Company

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of June 30, 2026

Type	Name of Company

Listed company (4 companies)	Woori Financial Group
Tongyang Life Insurance
PT Bank Woori Saudara Indonesia 1906 Tbk
PT Woori Finance Indonesia Tbk

Unlisted company (40 companies)	Woori Bank
Woori Card
Woori Financial Capital
Woori Investment Securities
ABL Life Insurance
Woori Asset Trust
Woori Savings Bank
Woori Asset Management
Woori Venture Partners
Woori Private Equity Asset Management
Woori Financial F&I Inc.
Woori Credit Information
Woori Fund Services
Woori FIS
Woori Finance Research Institute
Korea BTL Infrastructure Fund
Woori America Bank
Woori Bank China Limited
AO Woori Bank
Banco Woori Bank do Brazil S.A.
Woori Global Markets Asia Limited
Woori Bank Vietnam Limited
Wealth Development Bank
Woori Finance Myanmar Co., Ltd.
Woori Bank (Cambodia) PLC.
Woori Bank Europe GmbH

Type	Name of Company
Tongyang Life Insurance Financial Service
Tutu Finance-WCI Myanmar Co., Ltd.
ABA Financial Service
Woori Venture Partners US, Inc.
Woori Venture-EverBest Corporate Turnaround Private Equity
Arden Woori Apparel 1st Private Equity Fund
Woori Dyno 1st Private Equity Fund
Green ESG Growth No.1 Private Equity Fund
Woori Corporate Turnaround No.1 Private Equity Fund
NH Woori Dino Co-Investment No.2 Private Equity Fund
Woori Eugene Energy Link Private Equity Fund
Woori NH Co-Growth Private Equity Fund
Woori Bailey National Growth Private Equity Fund
WFBS Financial Stability Private Equity Fund No.1

Note 1)	Includes first-tier and second-tier subsidiaries under the Financial Holding Company Act.

1)	Including group company shares 24.88%
2)	Including group company shares 32.07%
3)	Including group company shares 35.26%
4)	Including group company shares 7.86%
5)	Including group company shares 20.00%

2.	Capital Structure (Changes in Capital)

(units: Won, shares)

Date	Item	Type
		Common Shares	Preferred Shares	Others
June 30, 2026	Number of issued shares	728,089,682	—	—
	Par Value	5,000	—	—
	Capital Stock	3,802,676,300,000	—	—
December 31, 2025	Number of issued shares	734,076,320	—	—
	Par Value	5,000	—	—
	Capital Stock	3,802,676,300,000	—	—
December 31, 2024	Number of issued shares	742,591,501	—	—
	Par Value	5,000	—	—
	Capital Stock	3,802,676,300,000	—	—
December 31, 2023	Number of issued shares	751,949,461	—	—
	Par Value	5,000	—	—
	Capital Stock	3,802,676,300,000	—	—
December 31, 2022	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—

Note 1)

Our common shares of 680,164,306 were issued in January 2019 upon our establishment and the number of our common shares increased by 42,103,377 as a result of a comprehensive stock exchange that took place between Woori Financial Group and Woori Card in September 2019.

Note 2)	The number of our common shares increased by 5,792,866 on August 10, 2021, as a result of a comprehensive stock exchange to integrate Woori Financial Capital as a wholly-owned subsidiary.
Note 3)

The number of our common shares increased by 32,474,711 on August 8, 2023, as a result of a comprehensive stock exchange to integrate Woori Investment Bank and Woori Venture Partners as wholly-owned subsidiaries.

Note 4)	On October 30, 2023, the number of our common shares was reduced by 8,585,799 due to the cancellation of our treasury shares acquired through a trust agreement.
Note 5)	On March 22, 2024, the number of our common shares was reduced by 9,357,960 due to the cancellation of all of the treasury shares acquired from the Korea Deposit Insurance Corporation.
Note 6)	On September 19, 2025, the number of our common shares was reduced by 8,515,181 due to the cancellation of our treasury shares acquired through a trust agreement.
Note 7)	On June 18, 2026, the number of our common shares was reduced by 5,986,638 due to the cancellation of our treasury shares acquired through a trust agreement.
Note 8)

As the treasury share cancellations in October 2023, March 2024, September 2025 and June 2026 were conducted within the limits of profits available for dividends, there was no reduction in paid-in capital. Accordingly, our paid-in capital as of December 31, 2023, 2024, 2025 and June 30, 2026 did not match the par value of the total number of issued shares.

Note 9)

The number of our common shares increased by 8,696,875 on August 11, 2026 as a result of a comprehensive stock exchange that took place on August 11, 2026 to integrate Tongyang Life Insurance as a wholly-owned subsidiary.

As of June 30, 2026	(units: Won, shares)

Date	Category	Stock Increase (Decrease)
		Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer) Note 1)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018% Note 2)
August 10, 2021	—	Common	5,792,866	5,000	11,100	Comprehensive stock exchange Stock increase ratio: 0.80204% Note 2)
August 8, 2023	—	Common	32,474,711	5,000	11,520	Comprehensive stock exchange Stock increase ratio: 4.46044% Note 2)
October 30, 2023	—	Common	(8,585,799)	5,000	—	Cancellation of treasury shares Note 3)
March 22, 2024	—	Common	(9,357,960)	5,000	—	Cancellation of treasury shares Note 4)
September 19, 2025	—	Common	(8,515,181)	5,000	—	Cancellation of treasury shares Note 5)
June 18, 2026	—	Common	(5,986,638)	5,000	—	Cancellation of treasury shares Note 6)

Note 1)

Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).

Note 2)

Our capital changed in September 2019, August 2021 and August 2023 due to a comprehensive stock exchange. The issue prices were based on the closing stock price on the comprehensive stock exchange date.

Note 3)

On October 30, 2023, we canceled the 8,585,799 common shares we acquired as treasury shares through a trust agreement. This share cancellation falls under the provision of Article 343, Paragraph 1 of the Commercial Code, and as it involves the cancellation of treasury shares acquired within the limits of distributable profits, the paid-in capital remains unchanged despite the decrease in the number of the total issued shares (common shares).

Note 4)

On March 22, 2024, we canceled the 9,357,960 shares we acquired as treasury shares from the Korea Deposit Insurance Corporation. This share cancellation falls under the provision of Article 343, Paragraph 1 of the Commercial Code, and as it involves the cancellation of treasury shares acquired within the limits of distributable profits, the paid-in capital remains unchanged despite the decrease in the number of total issued shares (common shares).

Note 5)

On September 19, 2025, we canceled the 8,515,181 shares we acquired as treasury shares through a trust agreement. This share cancellation falls under the provision of Article 343, Paragraph 1 of the Commercial Code, and as it involves the cancellation of treasury shares acquired within the limits of distributable profits, the paid-in capital remains unchanged despite the decrease in the number of total issued shares (common shares).

Note 6)

On June 18, 2026, we canceled the 5,986,638 shares we acquired as treasury shares through a trust agreement. This share cancellation falls under the provision of Article 343, Paragraph 1 of the Commercial Code, and as it involves the cancellation of treasury shares acquired within the limits of distributable profits, the paid-in capital remains unchanged despite the decrease in the number of total issued shares (common shares).

Note 7)	The number of our common shares increased by 8,696,875 on August 11, 2026 as a result of a comprehensive stock exchange to integrate Tongyang Life Insurance as a wholly-owned subsidiary.

3.	Total Number of Authorized Shares

As of June 30, 2026	(unit: shares)

Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000	—
Number of issued shares	760,535,260	760,535,260	—
Number of decreased shares	32,445,578	32,445,578	Cancellation of Treasury Shares Note 1)
Number of treasury shares	53,945	53,945	Note 2)
Number of outstanding shares	728,035,737	728,035,737	—

Note 1)	Cancellation of treasury shares: 8,585,799 shares (October 2023), 9,357,960 shares (March 2024), 8,515,181 shares (September 2025) and 5,986,638 shares (June 2026)
Note 2)

Consists of the 53,945 shares acquired through the issuance of fractional shares (including 2 shares added in 2019 from the partial replacement of physical stock certificates, 2,322 new fractional shares added in August 2021 due to the comprehensive stock exchange between Woori Financial Group and Woori Financial Capital, and 51,621 shares added in August 2023 from the comprehensive stock exchanges between Woori Financial Group and Woori Investment Bank and between Woori Financial Group and Woori Venture Partners).

II.	Business Overview

1.	Results of Operations

(unit: billions of Won)

Type	2026 1H	2025	2024
Operating income	2,124	3,675	4,255
Net non-operating income (expense)	43	415	(32)
Income before income tax	2,166	4,090	4,223
Income tax expense (-)	500	863	1,051
Net income	1,666	3,228	3,171
Controlling Interest	1,609	3,124	3,086
Non-controlling Interest	57	103	85

Note 1)	Based on K-IFRS consolidated financial statements.

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Classification	Funding Source	2026 1H			2025			2024
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	361,366,675	2.20	60.06	358,153,346	2.39	65.89	351,584,810	2.88	69.89
	Borrowings	27,454,681	3.12	4.56	26,198,268	3.32	4.82	28,000,803	4.09	5.57
	Debentures	55,892,557	3.41	9.29	50,418,543	3.62	9.28	43,989,333	4.00	8.74
	Others	117,368,718	—	19.52	72,335,906	—	13.31	44,591,752	—	8.86
	Total Liabilities	562,082,631	—	93.43	507,106,063	—	93.30	468,166,698	—	93.06
Total Equity		39,548,566	—	6.57	36,428,909	—	6.70	34,913,425	—	6.94
Total Liabilities & Equity		601,631,197	—	100.00	543,534,972	—	100.00	503,080,123	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter.
Note 2)	Based on K-IFRS consolidated financial statements.

b.	Use of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Type	Managed Item	2026 1H			2025			2024
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	24,654,796	2.37	4.10	19,225,891	2.97	3.54	18,441,851	3.38	3.67
	Marketable securities	131,639,191	4.14	21.88	97,528,721	3.34	17.94	76,997,821	3.53	15.31
	Loans	383,654,692	4.26	63.77	369,558,184	4.44	67.99	360,802,414	4.93	71.72
	Loans in local currency	327,698,208	4.01	54.47	318,053,470	4.16	58.52	309,771,603	4.65	61.58
	Loans in foreign currency	37,514,742	5.40	6.24	35,209,643	5.88	6.48	34,224,957	6.58	6.80
	Guarantee payments	24,368	1.11	0.00	11,092	1.44	0.00	11,571	1.96	0.00
	Credit card receivables	14,203,557	7.12	2.36	12,664,469	7.71	2.33	12,224,048	7.33	2.43
	Foreign bills bought	4,213,817	3.88	0.70	3,619,510	4.36	0.66	4,570,235	5.58	0.91
	Bad debt expense (-)	3,349,450	—	0.56	3,423,791	—	0.63	3,198,795	—	0.65
	Others	65,031,968	—	10.81	60,645,967	—	11.16	50,036,832	—	9.95
Total Assets		601,631,197	—	100.00	543,534,972	—	100.00	503,080,123	—	100.00

Note 1)	Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the periods indicated	(units: billions of Won, % )

Type	2026 1H	2025	2024
Equity capital (A)	40,515	37,800	36,928
Risk weighted assets (B)	244,275	234,542	235,100
BIS(Capital adequacy) ratio (A/B)	16.59	16.12	15.71

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratio = Equity capital / Risk weighted assets * 100
Note 2)	2026 1H figures are preliminary and are subject to change.

※ Based on K-IFRS consolidated financial statements and Basel III standards.

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated	(units: hundreds of millions of Won, %)

Name of Company		Type	2026 1H	2025	2024
Woori Bank Note 2)	BIS capital adequacy ratio Note1)	Equity capital (A)	339,873	312,905	304,302
		Risk weighted assets (B)	1,902,541	1,861,435	1,920,087
		Capital adequacy ratio (A/B)	17.86	16.81	15.85
Tongyang Life Insurance Note 3)		Available capital	49,274	40,595	38,753
		Required capital	24,036	22,573	24,918
		K-ICS ratio Note 4)	205.0	179.8	155.5
Woori Card Note 5)		Adjusted capital ratio	16.83	17.26	17.70
		Tangible common equity ratio	11.57	12.06	12.37
Woori Financial Capital Note 5)		Adjusted capital ratio	15.31	15.77	15.09
		Tangible common equity ratio	12.87	13.18	11.83
Woori Investment Securities Note 6)		Net capital ratio	2,344.91	905.56	2,098.64
		Debt-to-asset ratio	122.03	114.53	119.41
ABL Life Insurance Note 3)		Available capital	21,556	20,049	16,701
		Required capital	13,875	11,782	10,868
		K-ICS ratio Note 4)	155.36	170.17	153.68
Woori Asset Trust Note 7)		Operating capital ratio	3,968.14	4,610.35	4,057.29
Woori Savings Bank Note 8)		BIS capital adequacy ratio Note 1)	16.14	16.74	16.37
Woori Asset Management Note 5)		Minimum operating capital ratio	503.70	721.18	739.31
Woori Venture Partners Note 9)		Tangible common equity ratio	88.85	92.63	95.70
Woori Private Equity Asset Management Note 5)		Minimum operating capital ratio	8,296.11	8,128.94	8,161.97

Note 1)	BIS (Bank for International Settlements) capital adequacy ratio = Equity capital / Risk weighted assets * 100
Note 2)	Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards. 2026 1H figures are preliminary and are subject to change.
Note 3)	2026 1H figures are preliminary, and the final figures will be disclosed on DART through Tongyang Life Insurance and ABL Life Insurance’s 2026 1H reports, respectively.
Note 4)	K-ICS ratio = Available capital / Required capital * 100.
Note 5)

Figures for Woori Card, Woori Financial Capital, Woori Asset Management and Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and their respective K-IFRS separate financial statements.

Note 6)	Figures for Woori Investment Securities are calculated as follows:

-	Net capital ratio: (net operating capital – total risk amount) / required maintenance capital * 100

// based on the applicable standards for business reports submitted to the Financial Supervisory Service.

-	Debt-to-asset ratio: (actual assets) / (actual liability) * 100

// based on K-IFRS separate financial statements.

Note 7)	Woori Asset Trust’s operating capital ratio = (net operating capital – subordinated debt, etc.) / (total risk amount) * 100

// based on K-IFRS separate financial statements.

Note 8)	Figures for Woori Savings Bank are based on K-GAAP.
Note 9)	Figures for Woori Venture Partners are based on K-IFRS consolidated financial statements.

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, %)

Type	2026 1H			2025			2024
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	394,042	239,608	164.5	34,847	15,292	227.9	353,835	10,905	3,244.7
Woori Card Note 2)	9,645,665	3,403,392	283.4	9,660,954	2,808,447	344.0	8,722,587	2,785,182	313.2
Woori Financial Capital Note 2)	1,670,319	1,112,582	150.1	1,444,834	1,162,263	124.3	1,850,758	1,317,695	140.5
Woori Investment Securities Note 3)	8,539,354	6,341,835	134.7	6,515,056	4,938,840	131.9	4,982,461	2,660,153	187.3
Woori Asset Trust Note 3)	168,323	13,718	1,227.0	153,241	10,214	1,500.3	258,758	9,311	2,779.2
Woori Savings Bank Note 3), Note 4)	489,510	387,596	126.3	410,196	351,853	116.6	344,437	216,143	159.4
Woori Venture Partners Note 2)	171,316	14,110	1,214.2	141,886	10,166	1,395.7	136,198	6,877	1,980.4
Woori Private Equity Asset Management Note 3)	34,215	6,176	554.0	20,452	3,354	609.8	16,011	2,912	549.8

Note 1)	Based on current assets and liabilities within one month of maturity.
Note 2)	Based on current assets and liabilities within 90 days of maturity.
Note 3)	Based on current assets and liabilities within three months of maturity.
Note 4)	Based on K-GAAP.

Insurance Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, %)

Type	2026 1H			2025			2024
	Liquidity Assets	Average Insurance Benefits Paid	Liquidity Ratio	Liquidity Assets	Average Insurance Benefits Paid	Liquidity Ratio	Liquidity Assets	Average Insurance Benefits Paid	Liquidity Ratio
Tongyang Life Insurance Note 1)	4,056,338	1,041,460	389.5	3,742,951	842,985	444.0	4,157,512	915,959	453.9
ABL Life Insurance Note 1)	2,183,952	436,504	500.3	2,386,630	423,952	562.9	2,816,208	466,405	603.8

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service (within three months of maturity).

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, %)

Type	2026 1H			2025			2024
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Securities Note 1)	34,264	11,682	293.3	11,862	3,566	332.7	2,581	2,146	120.2

Note 1)	Based on current assets and liabilities within three months of maturity.

Liquidity Coverage Ratios (LCR)

(units: %)

Name of Company	Type	2026 1H	2025	2024
Woori Bank	Liquidity coverage ratio Note 1), Note 3)	107.31	107.64	104.79
	Foreign currency liquidity coverage ratio Note 2), Note 3)	213.07	160.56	184.29
	Ratio of business purpose premises and equipment	15.05 Note 4)	9.42	9.95

Note 1)	LCR: Average of daily ratios during a quarter (same as the calculation method used for business disclosure)

-	The applicable LCR requirements were 100% as of June 30, 2026 and December 31, 2025, and 97.5% as of December 31, 2024, respectively.
Note 2)	Foreign currency LCR: ratio calculated based on averages of the amount of each category (same as the calculation method used for business disclosure)

-	The applicable foreign currency LCR requirement was 80% for all periods after 2022.
Note 3)	The applicable periods for LCR and foreign currency LCR are: 2Q 2026, 4Q 2025 and 4Q 2024.

Note 4)	Ratio calculated after reflecting the results of our asset revaluation.

c.	Profitability Ratios Note1), Note2)

(units: %)

Type	2026 1H		2025		2024
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.54	8.85	0.58	9.31	0.61	9.60
Excluding non-controlling interests	0.52	8.55	0.56	9.01	0.60	9.34

Note 1)	Total assets and total equity : simple average of the starting balance for the fiscal year and the ending balance of each quarter.
Note 2)	On an annualized basis, based on the applicable standards for business reports submitted to the Financial Supervisory Service.

d.	Asset Quality

Group Asset Quality

(units: billions of Won, %)

Type	2026 1H	2025	2024
Total loans	414,705	399,970	390,066
Substandard and below loans	3,007	2,517	2,211
Substandard and below loans ratio	0.73	0.63	0.57
Non-Performing Loans (“NPL”)	2,755	2,172	1,786
NPL ratio	0.66	0.54	0.46
Substandard and below coverage ratio (A/B)	112.9	129.9	153.0
Loan loss reserve (A)	3,396	3,268	3,382
Substandard and below loans (B)	3,007	2,517	2,211

Note 1)	Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service.
Note 2)	2026 1H figures are preliminary and are subject to change.

Asset Quality for Significant Subsidiaries and Consolidated Companies

(units: % )

Type	2026 1H			2025			2024
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank Note 1)	0.39	0.36	132.86	0.31	0.25	172.55	0.23	0.19	247.44
Woori Card Note 2)	1.51	—	103.63	1.23	—	104.03	1.07	—	105.46
Woori Financial Capital Note 2)	1.85	—	111.39	1.93	—	111.48	1.91	—	134.18
Woori Investment Securities Note 2), Note 3)	4.51	—	71.03	6.23	—	69.21	7.29	—	84.37
Woori Asset Trust Note 2)	73.57	—	—	74.04	—	—	77.68	—	—
Woori Savings Bank Note 2), Note 4)	3.85	—	91.85	6.86	—	72.31	9.82	—	77.43

Note 1)	Based on K-IFRS separate financial statements.
Note 2)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service.
Note 3)	Woori Investment Securities was established in August 2024, following the merger of Korea Foss Securities and Woori Investment Bank.
Note 4)	Based on K-GAAP.

(units: % )

Type Note1)	2026 1H	2025	2024
	Risk-Weighted Non-Performing Asset Ratio	Risk-Weighted Non-Performing Asset Ratio	Risk-Weighted Non-Performing Asset Ratio
Tongyang Life Insurance	0.06	0.14	0.08
ABL Life Insurance	0.13	0.14	0.23

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its consolidated subsidiaries, as of the end of the periods indicated)	(unit: millions of Won)

Classification	2026 1H	2025	2024
ASSETS
Cash and cash equivalents	38,257,980	38,499,679	27,281,123
Financial assets at fair value through profit or loss (“FVTPL”)	40,585,470	34,245,475	25,202,672
Financial assets at fair value through other comprehensive income (“FVTOCI”)	83,444,761	83,499,522	43,797,745
Securities at amortized cost	18,416,435	18,707,459	19,203,177
Loans and other financial assets at amortized cost	438,444,199	412,495,783	398,471,816
Investments in joint ventures and associates	1,856,681	2,080,008	1,748,810
Reinsurance contracts	601,044	620,207	—
Investment properties	630,326	998,854	450,788
Premises and equipment	5,998,299	3,780,817	3,370,585
Intangible assets and goodwill	1,053,820	1,056,647	1,091,402
Assets held for sale	698,186	168,491	73,989
Net defined benefit asset	9,527	20,558	146,109
Current tax assets	221,938	228,229	61,613
Deferred tax assets	341,767	413,649	72,937
Derivative assets (designated for hedging)	155,219	217,180	175,191
Other assets	4,463,836	4,424,728	4,605,363

Total assets	635,179,488	601,457,286	525,753,320

LIABILITIES
Financial liabilities at FVTPL	9,036,695	6,356,934	9,896,597
Deposits due to customers	378,088,907	376,580,845	366,821,156
Borrowings	40,530,558	34,183,267	30,117,031
Debentures	58,663,306	55,583,392	48,207,103
Insurance contracts	42,924,509	45,573,864	—
Reinsurance contracts	184,892	184,792	—
Investment contract liabilities	4,181,817	3,433,611	—
Provisions	792,709	790,733	611,428
Net defined benefit liability	80,277	115,091	5,424
Current tax liabilities	239,266	723,368	127,126
Deferred tax liabilities	1,404,228	504,828	858,822
Derivative liabilities (designated for hedging)	1,181,254	615,361	102,815
Other financial liabilities	56,137,211	38,118,058	32,314,051
Other liabilities	853,716	833,894	796,498

Total liabilities	594,299,345	563,598,038	489,858,051

Classification	2026 1H	2025	2024
EQUITY
Owners’ equity:	38,884,675	36,017,339	34,096,836
Capital stock	3,802,676	3,802,676	3,802,676
Hybrid securities	3,511,032	3,710,498	3,810,435
Capital surplus	933,154	933,436	934,100
Other equity	1,234,183	(1,219,327)	(1,400,885)
Retained earnings	29,403,630	28,790,056	26,950,510
Non-controlling interests	1,995,468	1,841,909	1,798,433

Total equity	40,880,143	37,859,248	35,895,269

Total liabilities and equity	635,179,488	601,457,286	525,753,320

Number of Consolidated Subsidiaries (excluding holding company)	215	203	188

Summary Consolidated Statement of Comprehensive Income

(The Company and its consolidated subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2026 1H	2025 1H	2025	2024
Operating income	2,123,827	1,977,714	3,674,808	4,255,190
Net interest income	4,659,723	4,513,808	9,030,769	8,886,336
Net fees and commissions income	1,278,785	1,033,752	2,160,404	2,086,170
Dividend income	278,765	142,433	484,465	310,320
Net insurance income	83,443	—	103,871	—
Other insurance finance expenses	(1,250,197)	—	(378,130)	—
Net gain (loss) on financial instruments at FVTPL	1,540,524	(122,936)	725,939	1,492,783
Net gain on financial assets at FVTOCI	19,644	80,823	130,620	96,620
Net gain arising on financial assets at amortized cost	42,612	53,151	107,667	286,885
Impairment losses due to credit loss	(966,025)	(943,310)	(2,102,814)	(1,716,295)
General and administrative expenses	(2,632,856)	(2,479,086)	(5,179,621)	(4,468,973)
Other net operating expenses	(930,591)	(300,921)	(1,408,362)	(2,718,656)

Non-operating income (expenses)	42,562	73,366	415,358	(32,343)

Net income before income tax expense	2,166,389	2,051,080	4,090,166	4,222,847

Income tax expense	(500,474)	(456,781)	(862,658)	(1,051,378)

Net income	1,665,915	1,594,299	3,227,508	3,171,469

Net income attributable to owners	1,608,896	1,552,019	3,124,346	3,085,995

Classification	2026 1H	2025 1H	2025	2024
Net income attributable to the non-controlling interests	57,019	42,280	103,162	85,474

Other comprehensive income (loss), net of tax	2,592,612	(319,744)	176,770	382,719

Items that will not be reclassified to profit or loss	1,847,736	(69,441)	90,547	(200,341)
Items that may be reclassified to profit or loss	744,876	(250,303)	86,223	583,060

Total comprehensive income	4,258,527	1,274,555	3,404,278	3,554,188

Comprehensive income attributable to the owners	4,060,675	1,244,502	3,251,616	3,454,620
Comprehensive income attributable to non-controlling interests	197,852	30,053	152,662	99,568
Net income per share:
Basic and diluted income per share (in Korean Won)	2,103	2,006	4,052	3,950

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the periods indicated)	(unit: millions of Won)

Classification	2026 1H	2025	2024
ASSETS
Cash and cash equivalents	311,083	489,321	1,185,912
Financial assets at fair value through other comprehensive income	549,882	558,162	553,518
Loans and other financial assets at amortized cost	285,359	707,142	204,431
Investments in subsidiaries	26,599,124	25,597,495	24,206,017
Premises and equipment	3,169	4,763	5,304
Intangible assets	4,386	2,961	3,308
Net defined benefit asset	268	2,108	1,378
Current tax assets	118,616	26,295	33,120
Deferred tax assets	7,140	5,810	4,379
Other assets	245	315	155,670

Total assets	27,879,272	27,394,372	26,353,037

LIABILITIES
Debentures	3,536,620	2,667,525	2,037,567
Provisions	1,571	1,897	1,252
Current tax liabilities	199,152	673,217	84,701
Other financial liabilities	236,422	95,822	76,382
Other liabilities	405	5,967	404

Total liabilities	3,974,170	3,444,428	2,200,306

Classification	2026 1H	2025	2024
EQUITY
Capital stock	3,802,676	3,802,676	3,802,676
Hybrid securities	3,510,805	3,710,228	3,810,225
Capital surplus	8,120,236	8,120,236	11,120,236
Other equity	(1,958)	2,607	(1,189)
Retained earnings	8,473,343	8,314,197	5,420,783

Total equity	23,905,102	23,949,944	24,152,731

Total liabilities and equity	27,879,272	27,394,372	26,353,037

Summary Statement of Comprehensive Income

(The Company, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2026 1H	2025 1H	2025	2024
Operating income	1,158,462	1,368,995	1,294,715	1,123,301

Net interest income (expense)	(36,667)	(13,394)	(44,526)	2,128
Interest income	5,674	21,628	28,296	51,778
Interest expense	(42,341)	(35,022)	(72,822)	(49,650)
Net fees and commissions loss	(13,696)	(12,766)	(26,879)	(20,319)
Fees and commissions income	887	876	1,816	1,625
Fees and commissions expense	(14,583)	(13,642)	(28,695)	(21,944)
Dividend income	1,249,918	1,435,418	1,448,486	1,208,522
Reversal (Provision) of impairment losses due to credit loss	0	(115)	56	608
General and administrative expenses	(41,093)	(40,148)	(82,422)	(67,638)

Non-operating income (expense)	(43)	13	(170,511)	(147)

Net income before income tax expense	1,158,419	1,369,008	1,124,204	1,123,154

Income tax benefit (expense)	(1,026)	(212)	2,836	178

Net income	1,157,393	1,368,796	1,127,040	1,123,332

Other comprehensive income (loss), net of tax	(6,210)	5,887	3,562	9,138

Items that will not be reclassified to profit or loss	(6,210)	5,887	3,562	9,138
Net gain (loss) on valuation of equity securities at FVTOCI	(6,002)	6,988	3,328	10,164
Remeasurement of the net defined benefit liability	(208)	(1,101)	234	(1,026)

Total comprehensive income	1,151,183	1,374,683	1,130,602	1,132,470

Net income per share:
Basic and diluted income per share (in Korean Won)	1,476	1,749	1,326	1,296

3.	Dividend Information

Information on the Date of Dividend Amount Determination and the Dividend Record Dates

Dividend Type	Date of Dividend Amount Determination Note 1)	Record Date	Remarks
Dividend for 2Q2026	July 24, 2026	August 10, 2026	—
Dividend for 1Q2026	April 24, 2026	May 11, 2026	—
Dividend for FY2025	March 23, 2026	February 27, 2026	Disclosed on February 6, 2026
Dividend for 3Q2025	October 24, 2025	November 10, 2025	—
Dividend for 2Q2025	July 25, 2025	August 10, 2025	—
Dividend for 1Q2025	April 25, 2025	May 10, 2025	—
Dividend for FY2024	March 26, 2025	February 28, 2025	Disclosed on February 7, 2025
Dividend for 3Q2024	October 18, 2024	September 30, 2024	—
Dividend for 2Q2024	July 25, 2024	June 30, 2024	—
Dividend for 1Q2024	April 26, 2024	March 31, 2024	—

Note 1)	Date of the annual general meeting of shareholders for year-end dividends and the date of the resolution of the Board of Directors for quarterly dividends.
Note 2)	Quarterly dividends for FY2024 are prior to the January 2025 amendment to Article 165-12 of the Capital Markets Act.

Dividend Data for the Past 3 Years – Key Indicators

Items		2026 1H	2025	2024
Par value per share (Won)		5,000	5,000	5,000
Net profit (millions of Won)		1,608,896	3,124,346	3,085,995
Earnings per share (Won)		2,103	4,052	3,950
Total cash dividends (millions of Won)		320,464	998,468	891,045
Total stock dividends (millions of Won)		—	—	—
Cash dividend payout ratio (%)		19.92	31.96	28.87
Cash dividend yield (%)	Common Shares	1.4	4.4	6.9
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	440	1,360	1,200
	Preferred Shares	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1)

The dividends for 2026 1H include quarterly dividends of KRW 160,527 million (KRW 220 per share) for the first quarter and KRW 159,937 million (KRW 220 per share) for the second quarter. The dividends for the second quarter of 2026 were determined through a resolution of the board of directors on July 24, 2026.

Note 2)

The dividends for FY2025 include quarterly dividends of KRW 147,428 million (KRW 200 per share) for the first quarter, KRW 146,804 million (KRW 200 per share) for the second quarter and KRW 146,804 million (KRW 200 per share) for the third quarter.

Note 3)

The dividends for FY2024 include quarterly dividends of KRW 133,657 million (KRW 180 per share) for the first quarter, KRW 133,657 million (KRW 180 per share) for the second quarter, and KRW 133,657 million (KRW 180 per share) for the third quarter.

Note 4)

The cash dividend yields for 2026 1H and FY2025 are calculated as the percentage of cash dividend per share to the arithmetic average of the final prices formed in the stock market during the week up to the trading day before the date the dividend amount is determined. The percentage is rounded to the first decimal place.

Note 5)

The cash dividend yields for FY2024 are calculated as the percentage of cash dividend per share to the arithmetic average of the final prices formed in the stock market during the week up to the date that is two trading days before the record date. The percentage is rounded to the first decimal place.

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2026 1H	2025	2024
Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1)

In its review report attached to this report, KPMG Samjong Accounting Corp. has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.
Note 3)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contractual		Actual
			Fee	Time	Fee	Time
2026 1H	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,049 million	10,009 hours	KRW 352 million	3,882 hours
2025	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,835 million	17,029 hours	KRW 1,835 million	17,052 hours
2024	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,037 million	9,930 hours	KRW 1,037 million	9,937 hours

Note 1)	Fee excludes VAT
Note 2)	Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Not Applicable

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2026 1H	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2026)	KRW 2,302 million
2025	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2025)	KRW 2,028 million
2024	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2024)	KRW 2,015 million

Note 1)	Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2026 1H	April 9, 2026	Tax adjustment (including review relating to application of consolidated tax)	April 9, 2026 ~ May 31, 2027	KRW 79 million
2025	April 9, 2025	Tax adjustment (including review relating to application of consolidated tax)	April 9, 2025 ~ June 1, 2026	KRW 76 million
2024	March 31, 2024	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2024 ~ June 2, 2025	KRW 68 million

Note 1)	Fee excludes VAT

V.	Corporate Governance

1.	About the Board of Directors

a.	Composition of the Board of Directors

As of June 30, 2026, our board of directors consisted of eight directors in total, including seven independent directors and one standing director.

On March 23, 2026, at the annual general meeting of shareholders, three independent directors and one standing director were appointed.

- New independent directors (2): Yong-Geon Jung, Jung-Hye Ryu / Reappointed independent director (1): In-Sub Yoon / Reappointed standing director (1): Jong-Yong Yim

On March 23, 2026, two (2) independent directors completed their terms: Eun-Ju Lee, Sun-Young Park

The board of directors operates a total of seven standing committees: Audit Committee, Risk Management Committee, Compensation Committee, Officer Candidate Recommendation Committee, Ethics and Internal Controls Committee, Subsidiary Representative Director Candidate Recommendation Committee, ESG Management Committee.

At the 4th Board Meeting held on March 23, 2026, the independent director In-Sub Yoon was appointed as the Chairman of the Board of Directors. Having served for more than four years since his initial appointment in 2022, he possesses a deeper understanding of our organizational culture and management issues than anyone else. Furthermore, during his previous tenure as Chairman of the Board Directors (March 26, 2025 – March 23, 2026), he contributed to the smooth operation of the Board of Directors. As a former CEO with hands-on experience in the financial industry, he is expected to contribute significantly to our development by offering practical and well-balanced insights. In recognition of this, he was reappointed as Chairman of the Board of Woori Financial Group with the unanimous consent of all board members. The Chairman of the Board does not concurrently hold the position of CEO.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Officer Candidate Recommendation Committee

(e)	Ethics and Internal Controls Committee

(f)	Subsidiary Representative Director Candidate Recommendation Committee

(g)	ESG Management Committee

(As of June 30, 2026)

Name of Committee	Composition	Names of Members

Audit Committee	Five independent directors	(Chair) Choon-Soo Kim (independent director) Young-Hoon Kim (independent director) Kang-Haeng Lee (independent director) Yeong-Seop Rhee (independent director) Yong-Geon Jung (independent director)

Risk Management Committee	Four independent directors	(Chair) Yeong-Seop Rhee (independent director) In-Sub Yoon (independent director) Kang-Haeng Lee (independent director) Jung-Hye Ryu (independent director)

Compensation Committee	Four independent directors	(Chair) Young-Hoon Kim (independent director) In-Sub Yoon (independent director) Choon-Soo Kim (independent director) Kang-Haeng Lee (independent director)

Officer Candidate Recommendation Committee	Seven independent directors

(Chair) Kang-Haeng Lee (independent director)

In-Sub Yoon (independent director)

Choon-Soo Kim (independent director)

Young-Hoon Kim (independent director)

Yeong-Seop Rhee (independent director)

Yong-Geon Jung (independent director)

Jung-Hye Ryu (independent director)

Ethics and Internal Controls Committee	Five independent directors	(Chair) Yong-Geon Jung (independent director) In-Sub Yoon (independent director) Choon-Soo Kim (independent director) Young-Hoon Kim (independent director) Yeong-Seop Rhee (independent director)

Name of Committee	Composition	Names of Members

Subsidiary Representative Director Candidate Recommendation Committee	Seven independent directors One standing director

(Chair) Jong-Yong Yim (standing director)

In-Sub Yoon (independent director)

Choon-Soo Kim (independent director)

Young-Hoon Kim (independent director)

Kang-Haeng Lee (independent director)

Yeong-Seop Rhee (independent director)

Yong-Geon Jung (independent director)

Jung-Hye Ryu (independent director)

ESG Management Committee	Seven independent directors One standing director

(Chair) Jung-Hye Ryu (independent director)

In-Sub Yoon (independent director)

Choon-Soo Kim (independent director)

Young-Hoon Kim (independent director)

Kang-Haeng Lee (independent director)

Yeong-Seop Rhee (independent director)

Yong-Geon Jung (independent director)

Jong-Yong Yim (standing director)

2.	Shareholders’ Meetings

a.	Voting Rights

(unit: shares, as of June 30, 2026)

Items		Number of shares	Notes
Number of issued shares	Common Shares	728,089,682	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	3,082,276	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	725,007,406	—
	Preferred Shares	—	—

Note 1)	Treasury shares acquired from the issuance of fractional shares and shares in mutual ownership (pursuant to Article 369 of the Commercial Code)

b.	Summary of the Minutes of Shareholders’ Meetings

	Agenda	Result

Annual General Meeting of Shareholders for FY2023 (March 22, 2024)	1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for the fiscal year 2023 (Jan. 1, 2023 – Dec. 31, 2023)	Approved as submitted

2. Election of directors (5 independent directors)

- 2-1 Candidate for independent director : Chan-Hyoung Chung

- 2-2 Candidate for independent director : In-Sub Yoon

- 2-3 Candidate for independent director : Yo-Hwan Shin

- 2-4 Candidate for independent director : Eun-Ju Lee

- 2-5 Candidate for independent director : Sunyoung Park

Approved as submitted

3. Election of Audit Committee members who are independent directors (2 independent directors)

- 3-1 Candidate for Audit Committee member who is an independent director : Chan-Hyoung Chung

- 3-2 Candidate for Audit Committee member who is an independent director : Yo-Hwan Shin

Approved as submitted
	4. Approval of the maximum limit on directors’ compensation	Approved as submitted

Annual General Meeting of Shareholders for FY2024 (March 26, 2025)	1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for fiscal year 2024 (Jan. 1, 2024 – Dec. 31, 2024)	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted
	3. Approval of reductions to the capital reserve	Approved as submitted

4. Election of directors (4 independent directors)

- 4-1 Candidate for independent director : Choon-Soo Kim

- 4-2 Candidate for independent director : Young-Hoon Kim

- 4-3 Candidate for independent director : Kang-Haeng Lee

- 4-4 Candidate for independent director : In-Sub Yoon

Approved as submitted
	5. Election of independent director who will serve as an audit committee member - Candidate for independent director who will serve as an audit committee member : Yeong-Seop Rhee	Approved as submitted

6. Election of audit committee members who are independent directors (3 independent directors)

- 6-1 Candidate for audit committee member who is an independent director : Choon-Soo Kim

- 6-2 Candidate for audit committee member who is an independent director : Young-Hoon Kim

- 6-3 Candidate for audit committee member who is an independent director : Kang-Haeng Lee

Approved as submitted

	7. Approval of the maximum limit on directors’ compensation	Approved as submitted

Annual General Meeting of Shareholders for FY2025 (March 23, 2026)	1. Approval of separate financial statements (including statements of appropriations of retained earnings) and consolidated financial statements for fiscal year 2025 (Jan. 1, 2025 – Dec. 31, 2025)	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Election of directors (1 standing director and 2 independent directors)

- 3-1 Candidate for standing director : Jong-Yong Yim

- 3-2 Candidate for independent director : In-Sub Yoon

- 3-3 Candidate for independent director : Jung-Hye Ryu

Approved as submitted
	4. Election of independent director who will serve as an audit committee member - Candidate for independent director who will serve as an audit committee member : Yong-Geon Jung	Approved as submitted
	5. Approval of the maximum limit on directors’ compensation	Approved as submitted

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of June 30, 2026	(units: shares, %)

Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	42,182,950	5.75	48,951,210	6.72	—
Employee Stock Ownership Association of Woori Bank	The related party of the largest shareholder	Common	14,753,107	2.01	12,984,953	1.78	—
Total		Common	56,936,057	7.76	61,936,163	8.51	—
		Others	—	—	—	—	—

b.	Changes in the Largest Shareholder

As of June 30, 2026	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and 1 other	71,346,178	9.80	Bought 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 1)

Note 1)	Refer to the prior disclosure on the Form 6-K on December 10, 2021, Changes in the Largest Shareholder

c.	Share Ownership of More Than 5%

As of June 30, 2026	(units: shares, %)

	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	BlackRock Fund Advisors	52,302,167	7.18	Note 1)
	National Pension Service	46,827,446	6.43	—
Employee Stock Ownership Association		61,936,163	8.51	Note 2)

Note 1)	Based on the report on significant holdings of stocks filed on February 10, 2026.
Note 2)	Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank.
Note 3)	Percentage of shareholding : Calculated based on the total number of issued shares as of June 30, 2026.

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, thousands of shares)

Period		January 2026	February 2026	March 2026	April 2026	May 2026	June 2026
Share Price (Common Shares)	High	30,650	40,800	35,300	35,800	33,300	33,050
	Low	27,250	30,100	31,550	31,850	29,700	28,350
	Average	28,593	36,256	32,829	33,986	31,378	30,250
Monthly Trade Volume	High	2,467	7,692	6,725	5,571	5,320	4,475
	Low	1,116	1,737	1,225	909	1,475	1,370
	Monthly Total	36,863	55,528	54,352	39,502	47,864	51,976

Note 1)	Source: KRX KOSPI Market
Note 2)	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, Won, thousands of ADSs)

Period		January 2026	February 2026	March 2026	April 2026	May 2026	June 2026
ADS	High	64.86	84.47	73.91	74.32	70.03	66.00
	Low	56.71	62.89	64.25	65.45	60.84	56.40
	Average	59.64	75.64	67.13	69.71	64.64	60.27
Won Conversion	High	93,580	122,541	105,285	109,444	103,981	99,660
	Low	82,553	90,354	96,895	98,646	91,613	87,155
	Average	86,866	109,622	99,791	103,681	96,324	92,054
Monthly Trade Volume	High	95	130	202	202	253	311
	Low	41	44	59	69	67	110
	Monthly Total	1,220	1,588	2,763	2,671	2,806	4,642

Note 1)	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
Note 2)	One ADS represents three common shares.
Note 3)	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of August 14, 2026

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Jong-Yong Yim	10,000	March 24, 2023	Note 1)
Independent Director	Registered	In-Sub Yoon	—	January 27, 2022	Note 2)
Independent Director	Registered	Choon-Soo Kim	2,800	March 26, 2025	Note 2)
Independent Director	Registered	Young-Hoon Kim	—	March 26, 2025	Note 2)
Independent Director	Registered	Kang-Haeng Lee	7,000	March 26, 2025	Note 2)
Independent Director	Registered	Yeong-Seop Rhee	—	March 26, 2025	Note 2)
Independent Director	Registered	Yong-Geon Jung	—	March 23, 2026	Note 3)
Independent Director	Registered	Jung-Hye Ryu	—	March 23, 2026	Note 3)
President	Non-Registered	Jeong-Soo Lee	6,890	February 27, 2026	December 31, 2026
Deputy President	Non-Registered	Il-Jin Ouk	4,000	December 8, 2023	November 30, 2026
Deputy President	Non-Registered	Jang-Keun Park	2,850	December 8, 2023	March 6, 2027
Deputy President	Non-Registered	Kyu-Hwang Jeong	11,741	December 8, 2023	July 4, 2028
Deputy President	Non-Registered	Seong-Min Kwak	3,692	January 15, 2026	December 31, 2027
Managing Director	Non-Registered	Jung-Sup Lee	—	December 16, 2024	December 31, 2026
Managing Director	Non-Registered	Je-Seong Park	5,250	December 16, 2024	December 31, 2026
Managing Director	Non-Registered	Byung-Gyu Kim	—	January 15, 2026	December 31, 2027
Managing Director	Non-Registered	Won-Myung Ko	—	January 15, 2026	January 14, 2028
Managing Director	Non-Registered	Yeon-Ho Park	—	February 27, 2026	December 31, 2027

Note 1)	The terms of standing director Jong-Yong Yim: Until the end of the annual general meeting of shareholders in FY2029.
Note 2)	The terms of independent directors In-Sub Yoon, Choon-Soo Kim, Young-Hoon Kim, Kang-Haeng Lee and Yeong-Seop Rhee: Until the end of the annual general meeting of shareholders in FY2027.
Note 3)	The terms of independent directors Yong-Geon Jung and Jung-Hye Ryu: Until the end of the annual general meeting of shareholders in FY2028.
Note 4)	Common shares owned by executive officers excludes shares held through the Employee Stock Ownership Association, in accordance with the legal interpretation by the Financial Services Commission (FSC).
Note 5)	Term commencement date: date of inauguration for registered officers or directors / date of appointment of current position for non-registered officers or directors.

2.	Employee Status

As of June 30, 2026	(units: persons, millions of Won)

	Number of Employees					Average Tenure		Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	88	—	36	1	124	2 years 9 months (14 years 3 months	)	13,525	110	—

Note 1)	Average tenure: term in ( ) includes tenure at affiliated companies
Note 2)	Contract employees include non-registered executives

3.	Directors’ Compensation

(units: persons, millions of Won, shares)

Items	Term	Number of Persons Note 1)	Total Remuneration Note 2)	Average Compensation Per Director	Stock-based compensation (including in total compensation)	Remuneration not included in total compensation (remaining balance)					Note
						Stock options			Other stock-based compensation
						Exercisable	Unexercisable	Remaining Amount Note 3)	Unpaid Shares	Market Value Note 4)
Registered Directors (excludes independent directors and audit committee members)	2026 1H	1	815	815	—	—	—	—	17,893	519	Note 5)
	2025	1	1,193	1,193	—	—	—	—	63,167	1,769	Note 6)
	2024	1	1,144	1,144	—	—	—	—	62,087	954	Note 7)
Independent Directors (excludes audit committee members)	2026 1H	2	120	49	—	—	—	—	—	—	—
	2025	3	259	86	—	—	—	—	—	—	—
	2024	3	241	88	—	—	—	—	—	—	—
Audit Committee Members	2026 1H	5	214	47	—	—	—	—	—	—	—
	2025	4	321	80	—	—	—	—	—	—	—
	2024	4	278	70	—	—	—	—	—	—	—
Auditor Note 8)	2026 1H	—	—	—	—	—	—	—	—	—	—
	2025	—	—	—	—	—	—	—	—	—	—
	2024	—	—	—	—	—	—	—	—	—	—

Note 1)	Number of persons as of the reporting date of the current period (June 30, 2026)
Note 2)	Total remuneration for the 2026 1H: Cumulative amount paid from January to June 2026
Note 3)

Remaining Amount = The amount of liability and equity accounts recognized on the statement of financial position in connection with stock options, categorized by position (such as directors, independent directors and audit committee members), as of the end of each fiscal year and the reporting date of this disclosure.

Note 4)

Market value = (Unpaid quantity) * (closing price at the end of period) (However, other stock-based compensation is performance-linked stock-based compensation, and the final payment quantity and amount will be determined based on the share price at the time of payment according to the results of the long-term performance evaluation)

※ Closing price at the end of each period (KRW): KRW 15,370 as of December 31, 2024; KRW 28,000 as of December 31, 2025; KRW 29,000 as of June 30, 2026.

Note 5)

Includes performance-linked stock-based compensation of up to 17,893 performance-linked shares; the final number of shares to be granted and the final payment amount will be determined based on the share price at the time of payment according to the results of the long-term performance evaluation (2026~2029).

Note 6)

Includes performance-linked stock -based compensation of up to 63,167 performance-linked shares; the final number of shares to be granted and the final payment amount will be determined based on the share price at the time of payment according to the results of the long-term performance evaluation (2025~2028).

Note 7)

Includes performance-linked stock -based compensation of up to 62,087 performance-linked shares; the final number of shares to be granted and the final payment amount will be determined based on the share price at the time of payment according to the results of the long-term performance evaluation (2024~2027).

Note 8)	Pursuant to Article 542-11 of the Commercial Act, the Company operates an Audit Committee and does not have a separate auditor pursuant to Article 415-2.

4.	Stock-based Compensation

The Company operates a performance-based stock-linked compensation system, pursuant to the standards established by the shareholders at the shareholders’ meeting and the Compensation Committee. The Company initially determines, for each recipient, the maximum share amounts that can be granted under the system, and then determines the final share amounts based on an evaluation of the long-term performance indices over four years (including the current year). The compensation is then paid in cash, based on the final share amount and the share price at the time the compensation is granted. The long-term performance indices include relative shareholder return, common equity ratio, return on equity, profit for the period, cost-to-income ratio, non-performing loan ratio and individual performance evaluations. For further information, please refer to the notes to the financial statements.

(Unit: shares, except number of recipients)

Items	2024	2025	2026 1H
Number of Recipients	13	9	11
Maximum Amount of Shares	194,569	173,273	48,137
Shares Paid during the Period	164,164	161,799	149,696
(Adjustments)	(19,554)	(21,970)	(17,920)
Cumulative Shares Paid	232,910	394,709	475,659
Unpaid Shares	824,024	813,528	694,049

Note 1)

Number of Recipients: Includes employees who had retired or resigned by the end of the grant year. The total number also accounts for all personnel involved before and after changes such as internal transfers during the grant year

Note 2)	Cumulative Shares Paid : The cumulative shares paid during the disclosure period up to the reporting date of this disclosure is stated.

VIII.	Internal Controls

1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

Term	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
2026 1H	—	—	—	—
2025	To Board: February 27, 2026 To Shareholder Meeting: March 23, 2026	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
2024	To Board: February 28, 2025 To Shareholder Meeting: March 26, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

Note)	The evaluation results are reported as of the end of each fiscal year, pursuant to Article 8, Paragraph 4 of the Act on External Audit of Stock Companies.

2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

Term	Date of Report	Assessment	Material Deficiencies	Corrective Action Plans
2026 1H	—	—	—	—
2025	February 27, 2026	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—
2024	February 28, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	—	—

Note)	The evaluation results are reported as of the end of each fiscal year, pursuant to Article 8, Paragraph 5 of the Act on External Audit of Stock Companies.

3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

Term	Auditor	Audit or Review	Opinion Type	Issues	Company’s Response Actions
2026 1H	—	—	—	—	—
2025	KPMG Samjong Accounting Corp.	Audit	Unqualified	—	—
2024	KPMG Samjong Accounting Corp.	Audit	Unqualified	—	—

Note)

A comprehensive opinion on the audit results as of the end of each fiscal year is included in the audit report, pursuant to Article 8, Paragraphs 6 and 7 of the Act on External Audit of Stock Companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: August 14, 2026	By:	/s/ Seong Min Kwak
(Signature)

	Name:	Seong Min Kwak
	Title:	Deputy President